February 10, 2026

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC, 20549

Re:	Hopscotch Go Corporation
Form 1-A: Request for Qualification
File No. 024-12689

Dear Sir/Madam:

Hopscotch Go Corporation (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A, as amended (“Offering Statement”) effective at 4:00 PM ET on Wednesday, February 11, 2026, or as soon as practicable thereafter. For your information, the state Georgia is prepared to qualify the offering.

We appreciate your prompt attention to this matter.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Scott D. Olson, Company’s outside legal counsel, via telephone at (310) 985-1034 or via email at sdoesq@gmail.com.

Sincerely,

/Andrew Schmertz/

Andrew Schmertz

Chairman and CEO

Corporate Hopquarters	Long Island, NY	Westchester, NY
c/o Industrious	Modern Aviation	Atlantic Aviation
135 West 50th Street	Republic Airport	Westchester Co Airport
New York, NY 10019	1100 New Highway	67 Tower Road
	Farmingdale, NY	White Plains, NY